UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-CEN    [           ] Form N-CSR

For Period Ended: September 30, 2025

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DYNATRONICS CORP.
Full Name of Registrant

N/A
Former Name if Applicable

1200 Trapp Road
Address of Principal Executive Office (Street and Number)

Eagan, MN, 55121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dynatronics Corporation (the "Company") is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (the "Form 10-Q"), within the prescribed time period without unreasonable effort or expense. The delay stems fro an unforeseen processing issue that arose during the final stages of preparing the financial statements and related disclosures. Despite the Company's best efforts to anticipate and mitigate potential obstacles, this processing issue was not foreseeable and could not be resolved prior to the original filing deadline. The Company's accounting team have been working diligently to address the problem, including implementing alternative workflows. However, resolving the issue required more time than initially available, and accelerating the process would have entailed unreasonable effort or expense. The Company anticipates completing the necessary analysis and finalizing the Form 10-Q shortly. It fully expects to file the report within the five-calendar-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The Company does not anticipate any material changes to its previously reported financial results as a result of this delay, and it remains committed to maintaining the accuracy and integrity of its public disclosures.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Baker	760	473-2591
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DYNATRONICS CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2025	By:	/s/ Brian Baker
Brian Baker
	Title:	Chief Executive Officer & Chief Financial Officer